UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11.0

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III
Chief Executive Officer
STATION CASINOS, INC.
2411 W. Sahara Avenue
Las Vegas, Nevada 89102
(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blake L. Sartini ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 280,863

	8.	Shared Voting Power 4,322,611

	9.	Sole Dispositive Power 280,863

	10.	Shared Dispositive Power 4,322,611

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,603,474

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delise F. Sartini ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 124,921

	8.	Shared Voting Power 4,322,611

	9.	Sole Dispositive Power 124,921

	10.	Shared Dispositive Power 4,322,611

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,447,532

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Title of class of equity securities: Common Stock, par value $.01 per share
Name and address of issuer: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

This Amendment No. 16 to Schedules 13D filed June 10, 1993 for each of Blake L. Sartini and Delise F. Sartini (the “Reporting Persons”) is made to reflect the decrease in beneficial ownership by the Reporting Persons since the date of Amendment No. 15 to the Schedules 13D filed June 23, 2004 as a result of (i) certain open market dispositions of common stock since the date of Amendment No. 15 as described in Item 5(C) below, (ii) the vesting of certain stock grants and subsequent open market sales of such stock and (iii) the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock.

Item 2.	Identity and Background
(i)	(A)	Name: Blake L. Sartini
	(B)	Business address: 5110 South Valley View, Las Vegas, NV 89118
	(C)	Principal occupation and business address: Chief Executive Officer, Golden Gaming, Inc., 5110 South Valley View, Las Vegas, NV 89118
	(D)	Criminal proceedings: No
	(E)	Civil proceedings: No
	(F)	Citizenship: United States

(ii)	(A)	Name: Delise F. Sartini
	(B)	Business address: N/A
	(C)	Principal occupation and business address: N/A
	(D)	Criminal proceedings: No
	(E)	Civil proceedings: No
	(F)	Citizenship: United States

Item 3.	Source and Amount of Funds or Other Consideration
See Item 5(c) below.

Item 4.	Purpose of Transaction

The securities reported were disposed of as a result of certain open market transactions and the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock.  The remaining securities beneficially owned by the Reporting Persons are being held for investment purposes.  At any time, the Reporting Persons may determine to dispose of some or all of the common stock they hold, subject to applicable law.  The Reporting Persons may also make purchases of common stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5.	Interest in Securities of the Issuer
Blake L. Sartini
(A)	Aggregate shares and percentage beneficially owned: 4,603,474 (7.1%)
(B)	Sole voting and dispositive power: 280,863 Shared voting and dispositive power: 4,322,611
(C)	Transactions effected during past sixty days:

On August 31, 2004, Mr. Blake L. Sartini (“Mr. Sartini”) sold 31,500 shares of common stock acquired through the vesting of a stock grant in an open market sale at a price of $46.1046 per share.

On September 1, 2004, Mr. Sartini sold 40,000 shares of common stock acquired through the vesting of a stock grant in an open market sale at a price of $46.0106 per share.

On September 2, 2004, Mr. Sartini sold 2,523 shares of common stock acquired through the vesting of a stock grant in an open market sale at a price of $46.0531 per share and the Reporting Persons sold 49,477 shares of common stock in an open market sale at a price of $46.0531 per share.

On September 7, 2004, the Reporting Persons sold 45,000 shares of common stock in an open market sale at a price of $46.7353 per share.

On September 8, 2004, Mr. Sartini exercised options to acquire 19,900 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $47.7728 per share, and the Reporting Persons sold 81,500 shares of common stock in an open market sale at a price of $47.7728 per share.  The 19,900 options to acquire common shares exercised on September 8, 2004 had a strike price of $5.25 per share.

On September 9, 2004, the Reporting Persons sold 8,200 shares of common stock in an open market sale at a price of $48.0028 per share.

On September 10, 2004, the Reporting Persons sold 51,800 shares of common stock in an open market sale at a price of $48.0549 per share.

On September 13, 2004, the Reporting Persons sold 33,000 shares of common stock in an open market sale at a price of $48.3111 per share.

On September 14, 2004, the Reporting Persons sold 32,000 shares of common stock in an open market sale at a price of $48.5889 per share.

On September 15, 2004, the Reporting Persons sold 51,100 shares of common stock in an open market sale at a price of $48.9631 per share.

On September 16, 2004, the Reporting Persons sold 17,000 shares of common stock in an open market sale at a price of $49.3277 per share.

On September 17, 2004, the Reporting Persons sold 24,000 shares of common stock in an open market sale at a price of $49.4613 per share.

On September 20, 2004, the Reporting Persons sold 32,900 shares of common stock in an open market sale at a price of $49.5938 per share.

Delise F. Sartini
(A)	Aggregate shares and percentage beneficially owned: 4,447,532 (6.8%)
(B)	Sole voting and dispositive power: 124,921 Shared voting and dispositive power: 4,322,611
(C)	Transactions effected during past sixty days:
See activity of the Reporting Persons above in Item 5(C) which include transactions involving stock owned beneficially by both Mr. and Mrs. Sartini.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2004
Date
/s/ Blake L. Sartini
Signature
Blake L. Sartini
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2004
Date
/s/ Delise F. Sartini
Signature
Delise F. Sartini
Name/Title